Exhibit 99.1

Hepsiburada Announces Grant of All Regulatory Approvals for Change of Control and Call for Extraordinary General Assembly Meeting

ISTANBUL, Türkiye, January 3, 2025 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), announces that, as of January 2, 2025, the four regulatory approvals required for effecting the previously announced sale and purchase of 65.4% of the total outstanding shares of the Company pursuant to the stock purchase agreement dated October 17, 2024, between Joint Stock Company Kaspi.kz, as buyer, and the selling controlling shareholders of Hepsiburada identified therein, as sellers (the “Stock Purchase Agreement”) have been granted. The relevant regulatory authorities identified in the Stock Purchase Agreement were the following: the Turkish Competition Board, the Banking Regulation and Supervision Agency, the Information Technologies and Communications Authority and the Central Bank of the Republic of Türkiye.

Furthermore, the Company announces that the Board of Directors has decided to call for an Extraordinary General Assembly Meeting of Shareholders (the “Extraordinary General Assembly”) to convene at its headquarters located at the address of “Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers, Tower No:2 Floor:2 Şişli/İstanbul.” on January 31, 2025, at 15:00 with the following agenda:

1.	Opening of the meeting and election of the Extraordinary General Assembly Meeting Chairmanship,

2.	Authorization of the Meeting Chairman to sign the minutes of the meeting,

3.	Election of the members of the Board of Directors and determination of their terms of office,

4.	Submitting the amendment of Article 6 titled “Capital”, Article 8 titled “Capital Increase and Decrease”, Article 23 titled “Voting Right and Appointment of Proxy”, Article 26 titled “Amendment of Articles of Association” and Article 38 titled “Compliance with Corporate Governance Principles” of the Articles of Association of our Company; and the removal of Article 7 titled “Transfer of Shares” and Article 7/A titled “Partial or Full Termination of Share Classes and Privileged Votes", Article titled “Provisional Article 1” and Article titled “Provisional Article 2” of the Company's Articles of Association to the approval of the Extraordinary General Assembly,

5.	Recommendations and closing.

Explanatory notes on the agenda items along with the copies of certain materials related to the Extraordinary General Assembly will be made available on the Company’s investor relations website https://investors.hepsiburada.com/ as of January 31, 2025.

Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding changes to Hepsiburada’s Board of Directors and the Company’s Articles of Association. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2023 annual report filed with the SEC on Form 20-F on April 30, 2024 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfilment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported nearly 57.5 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com